Columbia Funds Series Trust II

225 Franklin Street

Boston, MA 02110

December 6, 2017

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the Registrant)
Columbia Overseas Core Fund
Post-Effective Amendment No. 172
File No. 333-131683 /811-21852

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 172 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Overseas Core Fund to the Registrant.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and Statement of Additional Information (SAI), except for Investment Objective, Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks and Performance of the prospectus are identical or substantially similar to those found in prior filings by the Registrant.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II